K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

May 27, 2015
Division of Investment Management
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Evanston Alternative Opportunities Fund File Numbers 333-191847; 811-22904

Dear Ms. Rossotto and Ms. Fettig:
On behalf of Evanston Alternative Opportunities Fund (the “Fund”), we submit this letter in response to comments received by telephone on May 27, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Fund’s post-effective amendment number 3 to the Fund’s Registration Statement on Form N-2 filed on May 26, 2015 (the “Registration Statement”).  As discussed with the staff, we confirm that the changes will be reflected in the Fund’s 497 filing.
The Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that any comments or changes to disclosure in the filing provided by the SEC staff, acting pursuant to delegated authority, do not foreclose the SEC from taking any action with respect to the filing, and the Fund represents that it will not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Set forth below are the staff’s comments and the Fund’s responses.  Any terms not defined herein have the meanings ascribed to them in the Registration Statement.
Prospectus
Comment 1:  Under “Fees and Expenses,” please include a line item in the “Shareholder Transaction Expenses” section of the fee table to reflect the early repurchase fee.
Response:  The requested change has been made.
Comment 2:  Under “Fees and Expenses,” please delete the “Total Annual Expenses” line item from the fee table.
Response:  The requested change has been made.
Comment 3:  In footnote 3 of the fee table, please clarify that “Other Expenses” are estimated for the Class A Shares.

Response:  In response to the staff’s comment, the relevant paragraph has added the following sentence to footnote 3:
Because the Fund’s Class A Shares are new, “Other Expenses” are based on estimated amounts for the current fiscal year.
Comment 4:  Please revise the appropriate footnote in the fee table to reflect that the Fund’s Expense Limitation Agreement provides that, pursuant to a prior expense limitation agreement, the Adviser is permitted to recover fees and expenses it has waived or borne pursuant to such prior expense limitation agreement from the applicable class or classes of shares (whether through reduction of its fees or otherwise) to the extent that the Fund’s expenses with respect to the applicable class of shares fall below the annual rate set forth in such prior expense limitation agreement pursuant to which such fees and expenses were waived or borne; provided, however, that the Fund is not obligated to pay any such reimbursed fees or expenses more than three years after the end of the fiscal year in which the fee or expense was borne by the Adviser.  In addition, please confirm that the Fund will comply with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states that, among other things, prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.
Response:  The relevant footnote has been revised to conform to the Fund’s Expense Limitation Agreement.  Supplementally, the Fund confirms that any recovery of fees and expenses by the Adviser will be consistent with the staff’s positions with respect to expense reimbursements, including the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73, which states that, among other things, prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.
Comment 5:  Please confirm that the Fund has received an internal control opinion from the Fund’s auditor.
Response:  The Fund confirms that it has received an internal control opinion from the Fund’s auditor, with no exceptions.
Comment 6:  Please confirm that the Fund’s registration statement will be updated if there are any changes to the financial statements after the Fund is declared effective but before the annual shareholder report is filed on Form N-CSR.
Response:  The Fund confirms that the Fund’s registration statement will be updated if there are any changes to the financial statements after the Fund is declared effective but before the annual shareholder report is filed on Form N-CSR.
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We believe that this submission fully responds to your comments. Please feel free to call me at any time at 617-951-9209 or Clair Pagnano at 617-261-3246.
Sincerely,
/s/ Pablo J. Man
Pablo J. Man
cc:            Scott Zimmerman
Evanston Capital Management, LLC
Michael S. Caccese
Clair E. Pagnano
K&L Gates LLP

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